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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
 (Address of principal executive offices)

January 8, 2003        Press Release: IAMGOLD and Repadre Complete Merger

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation — SEC File No. 000-12793
(Registrant)

Date: January 8, 2003	By:
/s/ Grant A. Edey

Grant A. Edey, Secretary

TSX Trading Symbol:	IMG	TSX Trading Symbol:	RPD
AMEX Trading Symbol:	IAG	52 Week Trading Range:	Cdn $4.22-$12.85
52 Week Trading Range:	Cdn $4.01-$8.75	Total Shares Outstanding:	39,361,786
Total Shares Outstanding:	79,245,588*	Fully Diluted:	41,056,786
Fully Diluted:	84,227,525*
*without giving effect to the arrangement described below
FOR IMMEDIATE RELEASE: JANUARY 8, 2003			No. 01/03

IAMGOLD AND REPADRE COMPLETE MERGER

Markham, Ontario, January 8, 2003-IAMGOLD Corporation ("IAMGOLD" or the "Company") (TSX:IMG, AMEX:IAG) is pleased to announce the completion of the arrangement pursuant to which IAMGOLD has acquired all of the common shares of Repadre Capital Corporation ("Repadre") at an exchange rate of 1.6 IAMGOLD common share for each Repadre common share. The arrangement, which was approved by the shareholders of Repadre on January 6, 2003, was approved by an order of the Ontario Superior Court of Justice and became effective on January 7, 2003.

Effective today, IAMGOLD will have approximately 141.4 million common shares outstanding. The Company's common shares trade on the Toronto Stock Exchange under the symbol IMG and on The American Stock Exchange under the symbol IAG. It is anticipated that Repadre will be delisted from the Toronto Stock Exchange by early next week.

William Pugliese, Co-Chairman of the Board of Directors of IAMGOLD stated, "The successful completion of this transaction makes IAMGOLD a stronger and more attractive company. Prospects for future and continued growth look very promising."

IAMGOLD also announced the following appointments and changes to the Board of Directors and management of the Company:

Rodney Stamler and Lord Robert Armstrong have both retired from the Board of Directors of IAMGOLD.

Robert Quartermain, Don Charter and Joe Conway, former directors of Repadre, have been appointed to the Board of Directors of IAMGOLD.

William D. Pugliese and Mark I. Nathanson will continue as Co-Chairmen of the Board of Directors of IAMGOLD.

Effective today, the IAMGOLD management team will consist of the following individuals:
Joseph Conway, Director, President and Chief Executive Officer
Grant Edey, Chief Financial Officer
Larry Phillips, Vice-President, General Counsel
Dennis Jones, Vice-President, Exploration
Claude Barjot, Vice-President, African Affairs
Paul Olmsted, Vice-President, Corporate Development
Joanne Jobin, Director, Investor Relations
Glynnis Frelih, Corporate Controller

Todd Bruce, the former President and Chief Operating Officer of IAMGOLD, will be leaving the Company, as he was unable to agree on the Company's requirement that he relinquish the position of President.

William Pugliese and Mark Nathanson both stated, "On behalf of IAMGOLD we are very pleased to welcome the new members to the Board, bringing the total number of directors to nine. We sincerely thank both Mr. Stamler and Lord Armstrong for their past contributions and guidance to the Board of Directors. We would also like to thank both Todd Bruce and John Ross for their past support and contributions to IAMGOLD. We wish them the very best in their future endeavours."

Joe Conway, President and Chief Executive Officer of IAMGOLD, said, "I look forward to working with the new Board of Directors and management team. Our objective going forward will be to realize significant opportunities for the Company in order to provide enhanced value to all shareholders."

By completing the arrangement, IAMGOLD has effectively acquired ownership of 39,361,786 common shares of Repadre, being all of the outstanding common shares of Repadre. In connection with the arrangement, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD to continue as Repadre Capital Corporation, the single outstanding common share of which is owned by IAMGOLD. The registered and principal office of IAMGOLD is located at 2820 Fourteenth Avenue, Markham, Ontario L3R 0S9.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Repadre Capital (Repadre) and IAMGOLD Corporation (IAMGOLD), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Repadre and IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in Repadre and IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

IAMGOLD is a leading mining, exploration, and development company. Its principal assets, located in West Africa include, a 38% stake in the Sadiola Gold Mine, a 40% stake in the Yatela Gold Mine, both located in Mali and an 18.9% stake in the Tarkwa/Damang Complex in Ghana. The combined annual expected gold production from these properties is 450,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a 1% royalty interest in the Diavik Diamond Mine project in Canada. The Company is currently exploring highly prospective ground in Africa and South America. IAMGOLD is listed on both the Toronto Stock Exchange (IMG) and The American Stock Exchange (IAG).

For further information contact:
Joe Conway, President & Chief Executive Officer
Larry Phillips, Vice-President, General Counsel
or Joanne Jobin, Director of Investor Relations
Ph: 905 477 4420    Fx: 905 477 4426    Toll Free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com, Repadre's website at www.repadre.com and through Canada Newswire's website at www.newswire.ca

All material information on IAMGOLD and Repadre can be found at www.sedar.com
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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SIGNATURE
Repadre Capital Corporation — SEC File No. 000-12793 (Registrant)